                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



   [x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

                  For the fiscal year ended December 31, 2001,

                                       or

        [ ] Transition report pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934

              For the transition period from ________ to _________.



                             COMMISSION FILE NUMBER
                                     0-13875



                 LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN
                            (Full title of the plan)



                               LANCER CORPORATION
                              6655 LANCER BOULEVARD
                            SAN ANTONIO, TEXAS 78219
                                 (210) 310-7000
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

INDEX TO FORM 11-K



REQUIRED INFORMATION

FINANCIAL STATEMENTS

Independent Auditor's Report                                                            3

Statements of Net Assets Available for Plan Benefits                                    4

Statement of Changes in Net Assets Available for Plan Benefits                          5

Notes to Financial Statements                                                           6

Supplemental Schedule                                                                   9

Index to Exhibit                                                                        12



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

                  Date:   June 27, 2002


                  By: /s/ MARK L. FREITAS
                     ---------------------------------------------------------
                     Name: Mark L. Freitas
                          ----------------------------------------------------
                     Title: Vice President - Controller
                           ---------------------------------------------------

INDEPENDENT AUDITOR'S REPORT




To Lancer Corporation Employee Profit Sharing Plan
San Antonio, Texas


We have audited the accompanying statements of net assets available for plan benefits of the Lancer Corporation Employee Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Lancer Corporation Employee Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of and for the year ended December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ Hanke, Green, & Stein
May 22, 2002

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000


ASSETS                                                                       2001           2000

INVESTMENTS                                                                $ 7,120,521   $ 6,897,081

RECEIVABLES:
Employer's contribution                                                        105,221       100,834
Participants' contributions                                                     21,384        22,612
                                                                           ------------  ------------

Total receivables                                                              126,605       123,446
                                                                           ------------  ------------

TOTAL ASSETS                                                                 7,247,126     7,020,527

LIABILITIES

Refundable contributions                                                        11,892         1,898
Administrative expense payable                                                   4,432             -
                                                                           ------------  ------------

TOTAL LIABILITIES                                                               16,324         1,898
                                                                           ------------  ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                     $ 7,230,802   $ 7,018,629
                                                                           ============  ============


                        See notes to financial statements

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments                            $  (146,144)
Interest                                                                      96,550
                                                                         -----------


                                                                             (49,594)

Contributions:
Employer                                                                     303,146

Participants                                                                 650,534

Rollovers                                                                     36,685
                                                                         -----------


                                                                             990,365
                                                                         -----------

TOTAL ADDITIONS                                                              940,771
                                                                         -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                                680,737

Refundable contributions                                                      11,904

Administrative expenses                                                       35,957
                                                                         -----------

TOTAL DEDUCTIONS                                                             728,598
                                                                         -----------

Net Increase                                                                 212,173

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                          7,018,629
                                                                         -----------

End of year                                                              $ 7,230,802
                                                                         ===========


                        See notes to financial statements

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


1.       DESCRIPTION OF PLAN

The following description of the Lancer Corporation (the Plan Sponsor) Employee Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL -- The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

CONTRIBUTIONS -- Employer contributions to the Plan consist of matching contributions and discretionary profit sharing contributions made annually at the discretion of the Plan Sponsor's Board of Directors. Employer contributions were $303,146 for the year ended December 31, 2001. Participants are always 100% vested in their voluntary contributions.

Participants who are inactive on the last day of the Plan year will not share in the non-elective employer contribution unless necessary to comply with Code
Section 410(b) coverage requirement.

Each year, participants may contribute up to 15 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen pooled separate accounts, one insurance company general account and one employer stock account.

PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITURES -- Participant forfeitures of non-vested contributions will be applied to administrative expenses incurred by the Plan. The excess will be used to reduce employer contributions for the year in which the forfeiture occurs. The amount of forfeitures used to reduce employer contributions for the year ended December 31, 2001, was approximately $43,300. Unallocated forfeitures at December 31, 2001, were approximately $28,000.

VESTING -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after six years of credited service (or upon the death or disability of the participant).

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


PARTICIPANT LOANS -- Participants may borrow from $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

PAYMENT OF BENEFITS -- On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period.


2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

PAYMENTS OF BENEFITS -- Benefits are recorded when paid.

USE OF ESTIMATES -- The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


3.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                          2001             2000

Guaranteed Interest Accounts                       $    1,559,322   $     1,399,540
Bond and Mortgage Account                                 972,193           477,416
Large Cap Stock Index Account                             889,507         1,105,216
Large Company Blend Account                               681,507           896,501
Money Market Account                                      452,693             -
Small Company Blend Account                               428,507           457,940
Participant Loans                                         419,717           378,216
International Stock Account                               381,408           577,272
Medium Company Blend Account                                -               432,987


LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $146,144 as follows:



         Pooled separate accounts                                 $     (433,630)
         Insurance company general account                               246,902
         Lancer Corporation common stock                                  40,584
                                                                  --------------

                                                                  $     (146,144)
                                                                  ==============


4.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Principal Life Insurance Co. Principal Life Insurance Co. is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $17,000 in professional fees related to the Plan for the year ended December 31, 2001.


5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer's contributions.


6.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

                              SUPPLEMENTAL SCHEDULE

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN


EIN: 74-1591073
SCHEDULE H, LINE 4(i):  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
                        END OF YEAR
PLAN NUMBER: 001
DECEMBER 31, 2001


                                                   Description of investment including
        Identity of issue, borrower,                maturity date, rate of interest,                  Current
          lessor or similar party                   collateral, par or maturity value                  Value
-----------------------------------------   -----------------------------------------------------------------------
                                            Insurance Company General
 *  Principal Life Insurance Company        Guaranteed Interest                                        $ 1,559,322

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Money Market                                                   452,693

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Bond and Mortgage                                              972,193

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Government Securities                                          204,366

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Bond Emphasis Balanced                                          46,409

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Large Cap Stock Index                                          889,507

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Medium Company Value                                           192,982

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Real Estate                                                     76,093

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Stock Emphasis Balanced                                         63,393

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Large Company Blend                                            681,507

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Medium Company Blend                                           344,506

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Small Company Blend                                            428,507


 *  Denotes party-in-interest


                  See accompanying independent auditor's report

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

EIN: 74-1591073
SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
                       END OF YEAR (CONTINUED)
PLAN NUMBER: 001
DECEMBER 31, 2001


                                                   Description of investment including
        Identity of issue, borrower,                maturity date, rate of interest,                  Current
          lessor or similar party                   collateral, par or maturity value                  Value
-----------------------------------------   ----------------------------------------------------------------------
                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Small Company Growth                                       $    90,304

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        International Stock                                            381,408

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        International Small Company                                     21,433

                                            Pooled Separate Accounts
 *  Principal Life Insurance Company        Janus Adv. Cap. Apprec. Acct.                                  134,010

 *  Lancer Corporation                      Common Stock of Plan Sponsor                                   162,171

                                            Various due dates with interest
    Participant Loans                       rates ranging from 6.75% to 11.50%                             419,717
                                                                                                       -----------

                                                                                                       $ 7,120,521
                                                                                                       ===========
  * Denotes party-in-interest

                  See accompanying independent auditor's report

                                INDEX TO EXHIBIT




EXHIBIT
NUMBER            DESCRIPTION
------            -----------

23.1                       Consent of Hanke, Green & Stein
